

May 24, 2011

Billie S. Flaherty
Senior Vice President, General Counsel and Secretary
Chemtura Corporation
199 Benson Road
Middlebury, CT 06749

      Re: **Chemtura Corporation**
              Amendment No. 2 to Registration Statement on Form S-4
              Filed May 17, 2011
              File No. 333-172710

Dear Ms. Flaherty:

      We have reviewed your filings and your response letter filed May 17, 2011. We have the following comments.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation by Reference, page i

1. We note that you have not specifically incorporated the Forms 8-K/A filed on May 16, 2011. Please specifically incorporate these documents by reference to them in your list. See Question 123.05 of Securities Act Forms Compliance and Disclosure Interpretations at http://sec.gov/divisions/corpfin/guidance/safinterp.htm.

Conditions to the Exchange Offer, page 93

2. We note your response to comment four in our letter dated May 11, 2011. We note that the second sentence of the second full paragraph on page 94 indicates that you will give written notice or public announcement of any extension, amendment, non-acceptance or termination to the registered holders of the old notes "as promptly as practicable." In this regard, we reissue prior comment four in part. Please revise your disclosure accordingly.

   You may contact Kevin Stertzel, Staff Accountant at (202) 551-3723 or, in his absence, John Hartz, Senior Assistant Chief Accountant at (202) 551-3689 if you have questions regarding the financial statements and related matters. Please contact Chambre Malone, Staff Attorney at (202) 551-3262 or, in her absence, me at (202) 551-3397 with any other questions.

         Sincerely,

         Jay Ingram
         Legal Branch Chief

cc: Robert M. Hayward, P.C. (*via facsimile at* (312) 862-2200)
   Kirkland & Ellis LLP
   300 North LaSalle
   Chicago, Illinois 60654